[LETTERHEAD OF SIDLEY AUSTIN LLP]

VIA EDGAR

June 26, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Funds For Institutions Series Securities Act File No. 33-14190 Investment Company Act File No. 811-5149 Post-Effective Amendment No. 39

Ladies and Gentlemen:

On behalf of Funds For Institutions Series (the “Fund”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 39 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to revise the disclosure and generally reformat the Fund’s prospectus.

On or around August 28, 2009, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 839-5583.

Very truly yours,

/s/ Ellen W. Harris
Ellen W. Harris

Enclosures

cc:	Denis Molleur Douglas McCormack